Filed by ev3 Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: FoxHollow Technologies, Inc.
File No. of Related Registration Statement: 333-145554
The following is a transcript (and related slides) of a presentation by ev3 Inc. at the Bank of America 37th Annual Investment Conference on Tuesday, September 18, 2007. The slides will also be used in other investor presentations by ev3 Inc.
Forward-Looking Statements
This communication contains “forward-looking statements” about ev3 and FoxHollow Technologies, Inc. within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in the registration statement on Form S-4 that ev3 filed on August 17, 2007 (and any amendments and supplements thereto), ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2007 and July 1, 2007 and FoxHollow’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information for Investors and Stockholders
This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow Technologies, Inc. In connection with the proposed transaction, ev3 filed with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus has been mailed to the stockholders of ev3 and FoxHollow.

INVESTORS AND SECURITY HOLDERS OF ev3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ev3, FOXHOLLOW AND THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.
ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus.

Webcast Transcription
ev3 Inc. at the Bank of America 37th Annual Investment Conference on Tuesday,
September 18, 2007 11:00 a.m PT

Pat Spangler (Chief Financial Officer, ev3 Inc.): I really want to take this time today to walk through the current state or our business and financial results. ev3’s mission is to improve the lives of patients with vascular disease through the development of innovative endovascular technologies. And I really want to stress that — I have two sets of forward-looking statements here. One is just kind of the normal forward-looking statements that are identified. And then further in my presentation I have additional forward-looking statements surrounding our most-recently announced merger with FoxHollow Technologies. This is a revenue/growth slide. And the most recent results for the fiscal year, 2006 was $202 million. We grew at a 50% compounded annual growth rate since 2002. And it’s mainly organic growth. There really wasn’t any acquisitions in that revenue growth. And for our most recent quarter, we reported a 29% increase. $65.4 million was our reported revenue versus $50.6 million the same quarter last year. Our revenue is pretty balanced on an overall basis both between the geographies as well as our business. We have two businesses: cardio peripheral and neurovascular. And as you can see from the most recent quarter we had 33% growth in our cardio peripheral business, a 24% growth in our neurovascular business. And we have roughly about 40% of our business outside of the U.S. And our international growth is 30%, and the U.S. growth is 20%. So well-balanced and growing well across both businesses. We’re often asked in terms of where are our opportunities in terms of going forth with the business, and we really identify four key areas that we focus on. We’re not in the cardiac space, we’re in the peripheral space and the neurovascular space. And the markets that we’ve identified as rich opportunities for us are in the self-expanding stent area, which we’ve identified as about a half of a billion dollar market, and that’s where our Everflex family of products resides. In the coils, which is our neurovascular business, is a $350 market, and that is where our most-recently introduced product, the Axium coils, which we introduced here in the U.S. in the third quarter and will be introducing in Europe in the fourth quarter. And I’ll be talking a little more about that later. Embolic protection, which is a filter device (and I’ll show you a picture of that in a second) that captures debris inside of the artery during a procedure. And that is our SpiderFX device. And then carotid stenting, which is the stents only, is a $150 million, and that’s where our Protégé stent is. From a cardio peripheral side, this is a picture of both the carotid stent as well as the Spider filter that I was talking about. And as you can see, the filter is a device that captures debris that would move upstream during a procedure, and the stent obviously is placed behind that after the debris is cleared in order to sustain the walls of the artery. One of the challenges that we’ve had in the industry has been understanding the problem for both the patient as well as the physician in trying to solve stent fracture. And if you think about it, one of the reasons that stents fracture is that if you have a long stent in a highly moveable part of the body, ultimately it will start to break down. And eventually it can crack and break into sludge. And if you’ll look at the four types of fractures that you have here, A through D, what you see is that initially you have a fracturing of the stent wall. And it further breaks down under the Type II fracture., and then Type III and Type IV. What’s important about this is this was really the driver behind the development of our Everflex technology. And we have a fracture-free guarantee stent that right now we plan on 25,000 or more stents where we have less than a 1/2 percent fracture rate. On a comparison basis, if you look at the industry, the industry fracture rates are north of 25%. So this was a serious problem for the patient, because typically what happens is when this stent fractures, they have to go in to put a new stent in. They can’t actually go in and take the stent out. And so as you’re going through the procedure for the patient and you know you’re going to be in a high-movement area, you definitely want a stent that’s going to be durable and that’s going to sustain itself. And our fracture-free guarantee is a two-year guarantee for the product replacement. To support that we had done a number of bench studies in terms of basically validating the strength of the stent itself. And what we are now doing is that we are investing in clinical studies to really support that and get the clinical data to prove the resistance on the fracture. And so we have the Durability II trial, which is a U.S. trial, and we have approximately 287 patients that will be enrolling in that trial. And the key here is that we’re going to follow these patients for five years. And so if you looked at the studies that are out there, this is going to be one of the longest studies with regard to stents and looking for the fracture data. And it’s for lesions that are seven to sixteen centimeters, or up to 160 millimeters. And what’s important about that is that there are some studies out there that are for shorter stents, and the fracture rate amongst the shorter stents is much lower, because basically what you’re dealing with is the longer that the stent is and the higher movement part of the body that it’s placed, there’s a higher chance that it’s going to fracture. And so our studies are really to support the longer stents that are used in the SFA and other areas. We also have the Durability I study, which is our European efficacy trial, and that has 152 patients. And then we have the Prospero European registry, which is essentially going to be up to 1,000 patients, where we have 814 patients already enrolled. So we’re going to have approximately 1,500 patients that we’re going to follow for five years to really gather the data to support the our claims fracture-free portion of that. Another big area for us this year is in the neurovascular business segment, and it’s around our coils that are used for aneurisms. And there’s three types of coils. There’s the framing, filling and finishing coil. And the Axium family for us was the first time we’ve come out with an entire family of coils. And what we did is we have made a softer coil and we have also developed a unique delivery system. If you look at the picture on the right, it reminds you of kind of a clicker that you would light your barbeque with. And that’s essentially what it is. What you do is you take the push wire and you put it at the front of this device and you click it. Now you’d think what’s the importance or significance of that? When you’re doing a procedure and you need to put thirty coils in an aneurism, that’s something that’s going to take an extended period of time that the patient is essentially under anesthesia and is going through the procedure. And what happens is that in the current technology, they have what they call an ‘electrolytic detachment system.’ What it looks like is taking battery cables that you’re going to put on the battery of your car to jump-start your car, and you put it on the wire and essentially you burn the coil off into the brain. Well that can take ten seconds and it can take eighty seconds, depending on how long it takes to actually burn through the coil. If you’re going to do thirty coils and you add up all that time, you’re looking at the danger to the patient for being under for an extended period of time plus the actual amount of work that the doctor has to do in order to fulfill this procedure. So this is a real game-changer in the industry for us and it’s a real breakthrough product and it’s one that we’re extremely excited about. The design actually comes out to be fairly simple on how this all works, but at the same time it was kind of one of those strokes of genius where simplicity is best. This is a picture of a brain AVM. And what an AVM is is where veins and arteries come together an co-mingle. And what happens is that you have a constriction of blood flow. And if you look at this picture, what would happen in the old days is they would have to do a craniotomy. They would have to go in and clip out this portion of the brain and essentially seal it back up. That’s obviously not a fun procedure and not something that you’d want to recommend for anybody, and the mortality rate was fairly high for people who have had craniotomies. And what this is is this is a liquid embolic that is inserted through a catheter and it fills the space where the AVM is. And essentially what it works like is it acts as a slow-drying glue, and the alternative in the market place is basically Superglue. And what happens is you push it through a catheter and then you seal this off. The problem with the current technology before Onyx was that you couldn’t work with it because the catheter tip would get stuck in the brain from the glue and other things. It was a very cumbersome procedure and it was actually easier for the doctor to do a craniotomy. So in this particular case, we were able to fill up the AVM, seal it off and then at the end of the day, the patient gets up and essentially leads a full life. We actually had a patient who was a fourteen-year-old jazz singer, she was kind of a prodigy. And she was told by her doctor that, because of her AVM, they were going to go in and do this craniotomy procedure and she wasn’t going to be able to sing or play her instruments after the procedure. And so she got a second opinion and she was fortunate enough that she had talked to a doctor who had been trained in this procedure. It’s about a four day training for any doctor to really learn how to do this procedure correctly. And so what happened is that the doctor donated his time, and we donated the product, and she cut an album in order to pay for the hospital bill. And she’s up walking around today with the ability to continue to sing and continue to play. So from our side of the world, what happens is we actually see the quality of life improvement that we can bring to our patients. And sometimes it’s missed when we’re sitting here doing the R&D and the science. This is a picture of our Solo stent, and that’s not the name of our product, it’s just our internal name. But what it is is a product that we’re designing for the ischemic stroke portion of the neurovascular business. And today we are focused on the hemorrhagic stroke part of the business. If you look at, just in terms of pure numbers, the ischemic stroke side of the business is really the future of neurovascular procedures.

And it’s approximately four times the size of today’s hemorrhagic stroke. The product we’ve designed here is a retractable stent you put in with a catheter, and you can use it to seal off an aneurism while you do a procedure. And you could actually remove it and retract it and take it out of the brain. Or if you need to, you can actually clip it off and leave it inside the brain as a stent that’s going to stay in place. And so what’s happened is that it’s kind of the first retractable stent that’s out there and it’s amazing because it’s in this little, tiny straw and you push it out and it expands. And you can actually pull it out and remove it from the brain. It’s pretty interesting technology. But it’s really a platform technology for us. Another product that we have in this area is what we’re calling the PCR device, which is a clot retrieval device to remove thrombus from the brain. And that’s another one of our entrants that we’re in the process right now of doing some early clinical work and product introduction work on. From a financial standpoint, I covered the revenue growth in the first part of the presentation. What’s been an important part of ev3’s story is really since our IPO in 2005. And that has been kind of our path towards profitability and improved operating performance. And as you can see, not only has revenue grown 50% compounded during that period of time, but we’ve also improved our gross margins as well from 59% roughly in Q2 of ‘05 to 65.8%. And in Q2 of ‘07 there is an impact that we actually started at the first part of this year for some royalties that we pay Medtronic on our nitinol products that also impacted our gross margin that wasn’t in those previous numbers. But the story here is that we’re continuing to take product costs out. We’re continuing to get better and better at manufacturing our products. As a result, our EBITDA, excluding stock SBC and compensation had improved dramatically from Q4 of ‘05 to Q4 of ‘06. Now the first two quarters of ‘07 has been slightly impacted our margin not quite being at the level that we want it, but mainly some litigation costs that we’re incurring with a couple of cases that we have with Boston Scientific. But another key measure for us is the sales force productivity. And as you can see, back in Q2 of ‘05, our sales force productivity, and it’s really a $734,000 territory going to a million and a half. And the base here is pretty much the same number of reps. So we really haven’t changed our sales reps picture over that period of time. So the denominator on this equation is consistent. This is the forward-looking statement on the FoxHollow merger. I’ll just let you glance at it because it is on our public website, and so you can look at it if you so need to. Really the strategy behind the combination was to combine two companies that basically had the same mission. And that now allows us to treat more patients per procedure. So in essence, before we would be able to treat about six patients with our overall product portfolio, and now we’ll be able to treat roughly nine patients. And so you can see the size of the markets that we’re working in. Essentially PTA is $235 million, stents at $635 million, and atherectomy at $200 million. So you see a real opportunity for us to bring the $200 million atherectomy piece into our business and provide a much more comprehensive solution. If you look at the next slide here, basically what this does is it outlines the product portfolio that we now have to offer to the patients and to the doctors. And we have best-in-class solutions for peripheral vascular disease. And there’s times when some of these technologies in the past would be traded off. Let’s say in a cath lab what would happen is that maybe a FoxHollow representative would show up for an atherectomy procedure and instead they would ballloon stent the patient. There’s times when the ev3 rep would show up for a balloon procedure or a stent procedure and basically what you would find is that they would end up with an atherectomy procedure. So now we’ll have an opportunity to be there to kind of guide either side when the doctor decides what the best solution is. We’ll be there to present that for them. The overview of the transaction is: it’s 1.45 ev3 shares and $2.75 in cash for each of the FoxHollow shareholders, for approximately a $785 million transaction. The ownership structure will be 59% ev3, 41% FoxHollow. And the makeup of the Chairmanship or the Board will be Jim Corbett, who is our president and CEO, will be the Chairman and John Simpson, who will be our chief scientist and Vice Chairman. ev3 will have six directors; FoxHollow, four. So you can see how the blend is. And then from an overall perspective, we expect the transaction to close on October 5. We’re through all the HSR filings, we’re through all the FCC filings. We’re in the period now of waiting for the shareholder vote. Ev3 did not need a shareholder vote because we had a 56% joint-ownership between Warburg Pincus. And we already have a 31% ownership vote between John Simpson and Merck. And so we just have to close the gap on that between now and the Fifth of October. Through the combination, what we did is we wanted to give guidance, which we hadn’t done in the past. All kind of beyond into the ‘08/’09 period. And I really wanted to have people understand what the benefits of the transaction are. There’s a couple of big benefits. One is that the size of our revenue base is growing dramatically as a result of the combination. And we’ve guided for 2008 that our revenues would be somewhere between $585 to $615 million; for ‘09, $700 to $750 million. And our EPS, which really feels good that it doesn’t have brackets around it, as both companies were sort of <unintelligible> companies before, would be in the range of $.60 to $.70, and $90 to $1.10 for 2009. Now the EPS that’s reflected here has in it a $.25 approximately charge for amortization for the write-up on the intangibles of the purchase accounting that’s required. It does not have a tax impact other than essentially about $1 million of foreign taxes that we anticipate paying during this period. If you were going to tax-effect this in your modeling, you would want to apply a 35% tax rate. And I know some people like to model that for their five-year tracking. But we have approximately $470 of net operating losses that we need to burn through before we pay any significant taxes. If you adjust for the amortization, your cash EPS is more in the $.85 to $.95 range next year, as an example. That’s it.
Unidentified speaker: Thanks, Pat. If you have questions, we’ll bring the mic to you. Let me start off the Q&A just starting at your neurovascular business. On the Axium coil, demand has been very strong, to the point where you think you’ve had to slow down the launch process. Where are we now in the launch process? Has your ability to supply and produce these stents or these coils picked up that you’re in full launch now?
Pat Spangler: Yes. At this point we’re in full launch. We have full manufacturing capabilities to produce the product for the salesmen that we have right now. Like I said, we’ve launched here in Q3 here for the US site and expect to launch in Q4 for our European operations.
Unidentified speaker: What is the Axium doing for you? Is it helping you get more business out of existing accounts? Or is it helping you open new accounts?
Pat Spangler: I think it’s a combination of both. Our coil line was not the industry leader. Onyx was really our strongest product in the neurovascular business. And what this allows us to do is present a product that we think is game-changing and really industry-changing. And so what it’s allowed us to do is get into some new accounts where we couldn’t get in before because of some of the competition, and also to expand the presence of our coils in the accounts that we do have.
Unidentified speaker: We just have a few more seconds left, so why don’t we reconvene. Thanks, Pat.
Pat Spangler: Thank you.

This presentation contains "forward-looking statements" about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, including the potential accretion of the transaction to ev3, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company's plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning and any other statements that are not historical facts. Such forward- looking statements are based upon the current beliefs and expectations of ev3's and FoxHollow's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements. Forward-Looking Statements

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis, the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3's and FoxHollow's results to differ materially from those described in the forward- looking statements can be found in ev3's and FoxHollow's Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3's Quarterly Reports on Form 10-Q for the quarters ended April 1, 2007 and July 1, 2007 and FoxHollow's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, which are filed with the Securities and Exchange Commission and available at the SEC's website at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation. Forward-Looking Statements (continued)

Consistent Revenue Growth Last 5 Quarters Annual Q3 Q4 Q1 Q2 51.9 57.7 61.5 50.6 65.4 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 37 68 86 134 202.4 50%+ CAGR $ Millions +29% $37 $68 $86 $134 $202 02 03 04 05 06 $51.9 $57.7 $61.5 $65.4 Q3 Q4 Q1 $ Millions Q2 $50.6 2006 2007

Balanced Revenue Growth



Worldwide Cardio Peripheral
+33%
$31.2
$34.0
$36.5
$30.6
$40.6
Q3
Q4
Q1
Q2
Worldwide Neurovascular
+24%
$20.7
$23.7
$25.0
$20.0
$24.8
Q3
Q4
Q1
Q2
Revenues
($ Millions)
2006
2007
Total U.S.
+29%
$31.1
$34.6
$35.1
$30.7
$39.6
Q3
Q4
Q1
Q2
Total International
+30%
$20.8
$23.1
$26.4
$19.9
$25.8
Q3
Q4
Q1
Q2

5

ev3 Growth Drivers 2007 Market ev3 Product Protege ev3 Estimates $150M

Cardio Peripheral

Protege Stent Guidewire External Carotid Artery Internal Carotid Artery SpiderFX Filter ev3 Carotid Stent and SpiderFX U.S. Launch Q1 '07

Stents Fracture in Multiple Ways

Clinical Research in the SFA: A strategic Commitment- Durability II - SFA FDA Trial 30 sites, 287 patients 30 day MAE, 3 month, 6 month, annually for 5 years Primary endpoints, patency and fracture at 1 year Lesions treated 7-16 CM Durability I- European Efficacy Trial Enrollment Completed 152 patients, up to 14 cm MAE at 6 month and 12 month patency and fracture 6 month Data to be presented January 2008 Prospero-European Registry for Durability and Patency Enrollment 814 patients enrolled, 1000 scheduled, up to 14 cm MAE at 30 days, 12 month patency and fracture Duplex Ultrasound and Angiography

Neurovascular

Linear Release System Axium(tm) Detachable Coil System Axium 3D Coil Unique Implant Design Optimized for softness and packability Conformable and stable coil design Platinum and Surface Modified Instant Reliable Detachment Single handed actuator Simple, elegant design WW Detachable Coil Opportunity 2005 2010 CAGR $253 M $570 M 18% WW Neurovascular Opportunity 2005 2010 CAGR $550 M $1,350 M 20%

Brain AVM

ev3
THE ENDOVASCULAR COMPANY



- Angio confirms arteriovenous malformation
- Final angiogram: patient well, no surgery, back to work, no deficit

13

SOLO™ Neurovascular Stent

Hemorrhagic Stroke

- Aneurysm neck bridging

WW Market Opportunity

2005	2010	CAGR
$25M	$65M	20%+

Ischemic Stroke

- Stenotic disease
- Clot retrieval
- Flow restoration

WW Market Opportunity

2005	2010	CAGR
$5M	$260M	100%+


Neck Bridging


Note: 360° loop
With 180° stent
placement

Platform Product

- Self expanding neurovascular stent
- Placed with a standard .018 or.027 micro-catheter
- Fully re-capturable
- Physician controlled, on demand detachment
- SOLO is an emerging platform
  - Hemorrhagic Stroke – Today
  - Ischemic Stroke – Future

14

Financial Overview

Improved Operating Performance 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 37 68 86 134 202.4 Increasing Sales Force Productivity EBITDA, Excluding SBC Consistent Revenue Growth Improving Gross Margin Q4 '04 Q4 05 Q4 06 Q1 07 Q2 07 -21.1 -16.5 3 -1.8 -3.5 $(16.5) $3.0 59.5% Q2 05 Q2 06 Q2 07 59.5 64.1 65.8 64.1% 65.8% Q2 '05 Q2 '06 Q2 '07 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 37 68 86 134 202.4 02 03 04 05 06 $37 $68 $86 $134 $202 $ Millions 50%+ CAGR Q2 05 Q2 06 Q2 07 734 1196 1511 $734 $1,196 $1,511 Q2 '05 Q2 '06 Q2 '07 106% Growth Q4 '05 Q4 '06 Q1 '07 Q2 '07 $(1.2) $(3.5)

CREATING A GLOBAL LEADER IN ENDOVASCULAR DEVICES

Important Additional Information for Investors and Stockholders This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow. In connection with the proposed transaction, ev3 filed with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus will be mailed to stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC by ev3 and FoxHollow at the SEC's website at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone: (650) 421-8449, or at investorrelations@foxhollow.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3's website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow's website at www.foxhollowtech.com.

Participants in the Solicitation ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3's 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow's 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3's and FoxHollow's directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus when it becomes available.

Use of Non-GAAP Financial Measures In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), ev3 uses the non-GAAP financial measures, such as "adjusted EPS" as supplemental measures of performance and believes these measures facilitate operating performance comparisons from period to period and company to company by factoring out potential differences caused by variations in capital structure, tax positions, depreciation, non-cash charges and certain large and unpredictable charges. ev3 also believes that the presentation of these measures provides useful information to investors in evaluating the company's operations, period over period. Non-GAAP measures have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the company's results as reported under GAAP. When analyzing ev3's operating performance, investors should not consider these non-GAAP measures as a substitute for net income (loss) prepared in accordance with GAAP.

The union of need and solution MINIMALLY INVASIVE SOLUTIONS THE PAD CHALLENGE PTA $235 M Atherectomy $200 M Stents $635 M Total Prevalence 8 million people Receive Treatment 2 million No Treatment 6 million Estimated 2007 US Market Size Estimated US Prevalence 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 2 6 90 20.4

Diverse Endovascular Product Offering

ev3 THE ENDOVASCULAR COMPANY
FOXHOLLOW

Combination Facilitates Physician Choice Amongst Variety of Treatment Alternatives

Best-in-Class Solutions For Peripheral Vascular Disease

Stents

- Everflex
- Everflex Long
- Nanoflex*
- Primus
- Protégé Rx
- Protégé Biggs

Embolic Protection

- SpiderFX

Atherectomy

- SilverHawk Plaque Excision System
- TurboHawk
- RockHawk
- NightHawk

PTA

- .014
- .018
- .035
- Longs and large diameters

Procedure Support / Other

- Wires
- Snares
- Infusion catheters

Thrombectomy

- Rinspirator Removal System
- X-Sixer
- Helix

* Pending 510(k) approval

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Transaction Overview

ev3 THE ENDOVASCULAR COMPANY | FOXHOLLOW

Purchase Consideration	1.45 ev3 shares and $2.75 in cash for each FoxHollow share valued at $25.92 per share, for approximate total consideration of $780 million, based on the companies' closing stock prices on July 20, 2007
Pro Forma Ownership	ev3: 59% FoxHollow: 41%
Board / Management	Chairman and CEO: Jim Corbett Vice Chairman and Chief Scientist: John Simpson, M.D., Ph.D ev3: Six Directors FoxHollow: Four Directors
Approvals	FoxHollow stockholders, customary closing conditions and anti-trust clearance, including HSR Warburg Pincus and The Vertical Group, together owning 56.8% of ev3 shares, have approved ev3's issuance of shares in connection with the transaction and the amendment to ev3's amended and restated certificate of incorporation to increase the number of shares of common stock ev3 is authorized to issue Certain FoxHollow stockholders including Dr. John Simpson and Merck, together owning 31.7% of FoxHollow shares have agreed to vote in favor of transaction
Anticipated Timing to Close	Fourth Quarter of 2007

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Guidance Revenues: 2008: In the range of $585-$615 million 2009: In the range of $700-$750 million Projected EPS*: 2008: In the range of $0.60 - $0.70 2009: In the range of $0.90 - $1.10 Including the impact of new and existing amortization expense, excluding the impact of one-time costs related to the transaction; EPS guidance is based on pro forma, post merger, shares outstanding of approximately 107 million. ev3's guidance currently anticipates no provision for U.S. Federal or State income taxes, and an approximately $1.0 million provision for foreign taxes. As a result of ev3's existing $468.8 million in U.S and foreign gross net operating loss carryforwards ("NOLs"), the company does not expect to pay U.S. Federal income taxes in 2008 or the foreseeable future. In the event that ev3 deems it necessary to record a provision for U.S. Federal taxes, the company expects that the tax rate would be approximately 35 percent.

CREATING A GLOBAL LEADER IN ENDOVASCULAR DEVICES